Exhibit 6.2

                                    CONTRACT

The undersigned KENNETH FRIEDMAN acting's on behalf of COMPANIA MINERA CLIFTON,
S. A. a corporation duly registered in the Public Registry of Panama at microfiche 447555, document 577369 of the Mercantile Microfilm Section, duly authorized for this act by a Board of Directors resolution of said corporation, which is attached to this contract (attachment 1), hereinafter called CLIFTON; and JULIO C. BENEDETTI, acting on behalf of the corporation COMPANIA MINERA LA TRINIDAD, S. A. a corporation duly registered in the Public Registry at microfiche 150282, Roll 15644 and Image 140, of the Mercantile Microfiche Section, duly authorized for this act by shareholder's resolution of said corporation, which is attached to this contract (attachment 2), hereinafter called TRINIDAD.


                                    RECITALS

That CLIFTON entered into a Letter of Intent dated December 15, 2003 with TRINIDAD by virtue of which the latter granted an Option Period ("Option") for the purchase of the aforementioned data and technical information to acquire an exploration concession over the Capira mine area.

That CLIFTON has exercised the Option and desires to purchase the aforementioned Data, according to the terms and conditions specified in the Letter.

That TRINIDAD was for many years the holder of an exploration concession over the Capira mine concession and during this time TRINIDAD has collected and generated a large amount of data and technical information about the Capira mine. ("DATA")

Therefore, based on the above, the parties agree to enter in this contract as follows:

FIRST: PURCHASE PRICE. TERMS AND CONDITIONS: CLIFTON will purchase

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          i)   US$10, 000. 00 upon CLIFTON being granted the exploration
               concession over the Capira mine area.

          ii) Thereafter, US$10, 000. 00 per quarter, three quarterly payments, until the first anniversary of this Contract

          iii) Thereafter, US$30, 000. 00 per quarter, four quarterly payments, until the second anniversary of this contract.

          iv) Thereafter, US$35, 000. 00 per quarter, four quarterly payments, until the third anniversary of this contract.

     B. TRINIDAD will receive a 3% Net Smelter Return Royalty ("NSR"). This NSR Royalty is conveyed by the execution of the Royalty Agreement attached to this contract. (attachment 3)

SECOND: CONCESION APPLICATION: CLIFTON will submit an application for an exploration concession within ninety days of execution of this contract. TRINIDAD will assist CLIFTON in submitting this application.

THIRD: DATA AND TECHNICAL INFORMATION: Upon execution of this contract TRINIDAD will make available and transfer to CLIFTON all its records, data and technical information currently in TRINIDAD's possession.

FOURTH: REPRESENTATION AND WATTANTIES:

     A.   TRINIDAD Representation:

          1. TRINIDAD has full power and authority to enter into this Agreement and the provision* hereof constitute legal and binding obligations of TRINIDAD enforceable in accordance with their terms. To the best of its knowledge neither the execution and delivery of this agreement nor compliance by TRINIDAD with any of the provisions hereof, will conflict with or result in a breach of any agreement or instrument to which TRINIDAD is a party or of any law, government, or administrative regulation or restriction applicable to it.
          2. There are no actions, suits, claims, proceedings, litigation or investigations pending, or to the best of TRINIDAD's knowledge, threatened against TRINIDAD at law or inequity, or by any court or

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     B.   CLIFTON's Representation:

          1. CLIFTON has full power and authority to enter into this Agreemeni and the provisions hereof constitute legal and binding obligations of CLIFTON enforceable in accordance with their terms. To the best of its knowledge neither the execution and delivery of this agreement nor compliance by CLIFTON with any of the provisions hereof, will conflict with or result in a breach of any agreement or instrument to which CLIFTON is a party or of any law, government, or administrative regulation or restriction applicable to it.

          2. There are no actions, suits, claims, proceedings, litigation or investigations pending, or to the best of CLIFTON'S knowledge, threatened against CLIFTON at law or inequity, or by any court or other governmental instrumentality which related to this Agreement, or which could if continued, adversely affect CLIFTON's ability to fulfill the obligations undertaken hereby.

 FIVETH: TERMINATION: This contract will be terminated if any of the following situations occurs:

          A.   By mutual agreement.
          B. Due to default attributed to one of the parties wherein the non complying party shall have a period of thirty (30) days to remedy the default, as from the day of notice received from other party informing of said non-compliance.
          C. CLIFTON can terminate this contract with a 30 day notice period by making one additional quarterly payment and returning the concession to TRINIDAD.
          D. If this contract is terminated by failure of CLIFTON to comply with the payments listed in clause 1A, CLIFTON will return the concession to TRINIDAD.

SIXTH: FORCE MAJEURE: In case of fortuitous case or force majeure, all the periods of time or terms indicated in this contract which are related to the fulfillment of any of the obligations assumed by the parties, will be prolonged

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attempting a conciliation, by the Panamanian Arbitration and Conciliation
Center, and based to its procedures rules.

EIGHTH: NOTICES: Any notice, election, report or other correspondence required or permitted hereunder shall be in writing and shall be sufficiently given if
(i) delivered personally to an officer of the party to whom directed (ii) sent by registered or certified mail, postage prepaid, return receipt requested or currier, (iii) sent by fax or electronic mail. All such notices shall be addressed to the parties to whom directed at its specified address:

         TRINIDAD:   Compania Minera La Trinidad, S. A.

                     Courier Address:
                     Calle 64, No. 62 San Francisco

                     Mail Address:
                     Apartado 1303, Zona 9a
                     Panama, Panama
                     Attn: Julio C. Benedetti
                     Phone: (507)226-1769
                     Fax: (507)226-1091
                     E-mail: invgeo@cableonda. net


         CLIFTON:    Compania Minera Clifton, S. A.

                     Courier Address:
                     26 Willow Lane Golden, CO 80403

                     Mail Address:
                     26 Willow Lane
                     Golden, CO 80403
                     Attn: Kenneth Friedman
                     Phone: (303) 642-0659 / (801)756-1414
                     Fax: (801) 756-5454
                     e-mail: friedmanks80403@yahoo.com

NINTH: COUNTERPARTS: This contract may be executed in any number of counterparts. Each executed counterpart shall be deemed to be an original. All executed contemplate taken together shall constitute one agreement.

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ELEVENTH: APLLICABLE LAW: This Contract will be governed by and construed under the laws and principles of the Republic of Panama without regard to conflicts of legal principles.

This contract is signed and executed in three originals.

Panama, February 20, 2004.

COMPANIA MINERA CLIFTON, S.A.           COMPANIA MINERA LA TRINIDAD, S.A.


/s/ Kenneth Friedman                     /s/ Julio C. Benedetti
---------------------------             ---------------------------------
Kenneth Friedman                        Julio C. Benedetti